Exhibit 99.2

Santiago, October 12, 2018
GG/344/ 2018

Mr.
Joaquín Cortez Huerta
Chairman
Financial Market Commission
Present

Ref.: Material Event Notice

Dear Mr. Chairman,

In accordance with the provisions set forth in Articles 9 and 10 of Law No 18,045 on Securities Markets and Chapter 18-10 of the Compilation of Standards of the Superintendence of Banks and Financial Institutions, Itaú Corpbanca informs the following of material event:

As of this date, Itaú Unibanco Holding S.A. ("Itaú Unibanco") has announced that its subsidiary ITB Holding Brasil Participações Ltda. has indirectly acquired 10,651,555,020 shares of Itaú Corpbanca (the "Shares"), for a total purchase amount of CLP$65,685,716,525.82. The possibility of the acquisition of the Shares was set forth in the shareholders' agreement entered into on April 1, 2016, by and among Itaú Unibanco and CorpGroup and certain of its affiliates. As a result of this acquisition, Itaú Unibanco has increased its shareholding in Itaú Corpbanca from approximately 36.06% to approximately 38.14%, without altering its current corporate governance structure.

The aforementioned transaction was consummated through the acquisition of 100% of the capital stock of Saga II SpA and Saga III SpA, the entity that currently holds the Shares.

All the regulatory approvals needed to execute the referenced transaction have been duly obtained.

Sincerely,

Mauricio Baeza
Chief Risk Officer
Itaú Corpbanca